Exhibit 99

February 29, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Sale of shares of Indraprastha Medical Corporation Limited by HDFC Bank and erstwhile HDFC Ltd.

We wish to inform you that out of 70,55,580 equity shares of Rs. 10 each held by erstwhile HDFC Ltd., as on December 27, 2015 in Indraprastha Medical Corporation Limited (“Indraprastha”) (i) HDFC Ltd. sold 9,08,683 shares (representing 0.99% of the share capital of Indraprastha) between December 28, 2015 and March 18, 2016 (both days inclusive) and (ii) after the effective date (July 1, 2023) of the merger of HDFC Ltd. with and into HDFC Bank Limited (the “Bank”), the Bank sold 11,15,000 shares (representing 1.22% of the share capital of Indraprastha). Thus, the aggregate stake sale is 2.21% of the share capital of Indraprastha.

Accordingly, the details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, are provided hereunder:

Particulars	Details
Name of the target entity, details in brief such as size, turnover etc.	Indraprastha Medical Corporation Limited For the financial year ended March 31, 2023 for Indraprastha: Total income: Rs. 1,108.70 crore Total assets: Rs. 555.14 crore.
Whether the sale would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being sold? If yes, nature of interest and details thereof and whether the same is done at “arms length”	Not Applicable. Shares were sold through the secondary market route on BSE Limited (“BSE”) and the National Stock Exchange of India Ltd. (“NSE”).
Industry to which the entity being sold belongs	Healthcare services
Objects and effects of sale (including but not limited to, disclosure of reasons for sale of target entity, if its business is outside the main line of business of the listed entity)

Divestment of 2.21% stake in Indraprastha over the period between December 28, 2015 to February 28, 2024, as under:

-  Between December 28, 2015 and March 18, 2016 (both days inclusive), erstwhile HDFC Ltd. sold a total of 9,08,683 shares of Indraprastha (being 0.99% equity stake) through the secondary market route on BSE & NSE, post which its shareholding in Indraprastha stood at 6.71%.

-  Between December 15, 2023 and February 28, 2024 (both days inclusive), the Bank sold 11,15,000 shares of Indraprastha (being 1.22% equity stake) through the secondary market route on NSE, post which the shareholding of the Bank in Indraprastha currently is 5.49%

Note: Equity stakes above are rounded to the nearest second decimal

Brief details of any governmental or regulatory approvals required for the sale	Not applicable
Indicative time period for completion of the sale / Date of completion of sale	The shares were sold between December 28, 2015 and March 18, 2016 (both days inclusive) by erstwhile HDFC Ltd. and between December 15, 2023 and February 28, 2024 (both days inclusive) by HDFC Bank Limited. Aggregating the aforesaid shares sold, such sales crossed the 2% threshold on a cumulative basis, on February 28, 2024, with total stake sold being 2.21% as on February 28, 2024.
Nature of consideration - whether cash consideration or share swap and details of the same	All cash consideration of Rs. 26.60 crore
Cost of sale/ price at which the shares are being sold

1)  Sale price (average) of Rs. 62.79 per share for shareholding sold between December 28, 2015 and March 18, 2016 (both days inclusive)

2)  Sale price (average) of Rs. 187.41 per share for shareholding sold between December 15, 2023 and February 28, 2024 (both days inclusive)

Percentage of shareholding/ control divested and/ or number of shares sold

Percentage of shareholding divested between December 28, 2015 and March 18, 2016 (both days inclusive): 0.99%

Percentage of shareholding divested between December 15, 2023 and February 28, 2024 (both days inclusive): 1.22%

Total shareholding divested: 2.21%

Note: Equity stakes above are rounded to the nearest second decimal

Brief background about the entity sold in terms of products/line of business sold, date of incorporation, history of last 3 years turnover, country in which the entity being sold has presence and any other significant information (in brief)

Indraprastha Medical Corporation Limited is promoted by the Govt. of National Capital Territory of Delhi and Apollo Hospitals. It operates two hospital facilities: one based out of New Delhi and one based out of Noida.

Date of Incorporation: March 16, 1988

Total income of Indraprastha for the last 3 financial years (ended March 31st):

FY21: Rs. 614.06 crore

FY22: Rs. 891.28 crore

FY23: Rs. 1,108.70 crore

Country of Presence: India

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary